Exhibit 9.01

HollyFrontier Corporation Announces Stock Repurchase Program

DALLAS, Sept. 8, 2011 --  HollyFrontier Corporation (NYSE: HFC) announced today that its Board of Directors approved a stock repurchase authorization of up to $100 million to repurchase common stock in the open market or through privately negotiated transactions. The stock repurchase program is the only program currently authorized by the Company for the repurchase of the Company's common stock.

The timing and amount of repurchase transactions under this program will depend on market conditions, corporate and regulatory considerations, and other relevant considerations. The stock repurchase program may be discontinued at any time by the Board of Directors.

About HollyFrontier Corporation

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner and marketer that produces high value light products such as gasoline, diesel fuel, jet fuel and other specialty products. HollyFrontier Corporation operates through its subsidiaries a 135,000 barrels per stream day ("bpsd") refinery located in El Dorado, Kansas, a 125,000 bpsd refinery in Tulsa, Oklahoma, a 100,000 bpsd refinery located in Artesia, New Mexico, a 52,000 bpd refinery located in Cheyenne, Wyoming and a 31,000 bpsd refinery in Woods Cross, Utah. HollyFrontier Corporation markets its refined products principally in the Southwest U.S., the Rocky Mountains extending into the Pacific Northwest and in other neighboring Plains states. A subsidiary of HollyFrontier Corporation also owns a 34% interest (including the general partner interest) in Holly Energy Partners, L.P.

Information about HollyFrontier may be found on its website at http://www.hollyfrontier.com.

FOR FURTHER INFORMATION, Contact:
Doug Aron, Executive Vice President & CFO
Neale Hickerson, Vice President-Investor Relations
HollyFrontier Corporation
214-871-3555